Exhibit 21.1

SUBSIDIARIES OF PNA GROUP HOLDING CORPORATION

Name of Subsidiary	State of Incorporation or Organization

Delnor Corporation	Texas

Delta GP, L.L.C.	Texas

Delta LP, L.L.C.	Delaware

Delta Steel, L.P.	Texas

Feralloy Corporation	Delaware

Feralloy Property II LLC	Delaware

Infra-Metals Co.	Georgia

Metal Supply Company, Ltd.	Texas

MSC Management, Inc.	Texas

PNA Intermediate Holding Corporation	Delaware

PNA Group, Inc.	Delaware

Smith Pipe & Steel Company	Arizona